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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of MAY, 2002

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                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F   x              Form 40-F
                             -----                      -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

                   Yes                        No   x
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On May 15, 2002, our parent company, Sparkling Spring Water Holdings Limited, issued a press release announcing its filing of a registration statement for a proposed initial public offering of its common shares, the proceeds of which would be used to redeem or repurchase our outstanding 11.5% Senior Subordinated Notes due 2007.

Exhibit I -- Sparkling Spring Water Holdings Limited press release dated May 15,
             2002 announcing the filing of a registration statement for a proposed initial public offering of its common shares.



                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Sparkling Spring Water Group Limited




                                       By:     /s/ ROBIN CHAKRABARTI
                                               ---------------------------------
                                       Name:   Robin Chakrabarti
                                       Title:  Vice President, Treasurer
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                                   EXHIBIT I


PRESS RELEASE (For Immediate Release)                               May 15, 2002

    SPARKLING SPRING WATER HOLDINGS LIMITED FILES REGISTRATION STATEMENT FOR
                  AN INITIAL PUBLIC OFFERING OF COMMON SHARES


Dartmouth, Nova Scotia (May 15, 2002) - Sparkling Spring Water Holdings Limited, parent of Sparkling Spring Water Group Limited, today announced that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed initial public offering of its common shares. Sparkling Spring operates in the home and office direct delivery segment of the bottled water industry and rents water coolers and delivers bottled water directly to residential and commercial customers in the United States, Canada and the United Kingdom.

Goldman, Sachs & Co. will act as sole book-runner in the offering. UBS Warburg LLC will act as joint lead manager with JP Morgan and TD Securities acting as co-managers. The proposed offering will include shares issued and sold by Sparkling Spring and, if exercised, the underwriters' over-allotment option will include shares sold by certain Sparkling Spring shareholders.

Sparkling Spring anticipates using the net proceeds it receives from the offering to repay the outstanding 11.5% senior subordinated notes due 2007 of its subsidiary Sparkling Spring Water Group Limited, and to repay a portion of the outstanding indebtedness under Sparkling Spring Water Group's senior credit facility.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

When available, preliminary prospectuses may be obtained from Goldman, Sachs & Co., at 85 Broad Street, New York, New York 10004, telephone (212) 902-1000, or from UBS Warburg LLC, at 299 Park Avenue, New York, New York 10171, telephone
(212) 821-3000.

The statements contained in this release, including the proposed initial public offering and the anticipated use of proceeds, that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual outcomes to differ materially from those in such statements. The outcomes could be affected by, among other things, general business conditions, the impact of changes in Sparkling Spring's business and operating results and changes in conditions in the financial markets.

CONTACT:
DILLON SCHICKLI
Tel: 604-232-7666
ROBIN CHAKRABARTI
Tel: 604-232-7611